AnorMED INC.
RECOMMENDING REJECTION OF THE GENZYME OFFER TO PURCHASE ALL OUTSTANDING
COMMON SHARES OF ANORMED.
Security Type: Common share, AnorMED Ticker: TSX – AOM, NASDAQ – ANOR
Genzyme Corp Offer Expiry Date: October 7, 2006, (12:01 a.m., Vancouver time)
In-bound Script
Thank you for calling AnorMED Inc., enquiries line, my name is <insert your name >. How may I help you today? (Answer questions). May I ask, if you are a common shareholder?

Thank you.
Do you have a copy of the Directors’ Circular recommending rejection of the GENZYME Offer that was mailed to you recently? You may obtain a copy of the Directors’ Circular at www.sedar.com and the Tender Offer Solicitation / Recommendation Statement on Schedule 14D-9 from the SEC website at www.sec.gov.
The Board of Directors recommends that AnorMED Shareholders REJECT the Genzyme Offer and NOT TENDER their AnorMED Shares.
The Board of Directors has entered into a support agreement with respect to a planned tender offer by Millennium Pharmaceuticals, Inc. under which Millennium would acquire all of the outstanding common shares of AnorMED, including all common shares issuable on the exercise of outstanding stock options, for US$12.00 per share in cash.
Here are some of the principal reasons for the recommendation of the Board of Directors to AnorMED Shareholders that they REJECT the GENZYME Offer and NOT TENDER their AnorMED Shares to the GENZYME Offer:
➢	The planned tender offer by Millennium represents a 21% premium to the closing price of AnorMED’s common shares on September 25, 2006, and a 40% premium to the unsolicited tender offer commenced by Genzyme.
➢	We believe that the planned tender offer by Millennium will provide our shareholders with an immediate and certain value for their investment in AnorMED.
➢	The Board of Directors believes that the Genzyme offer undervalues the AnorMED shares and will not be supported by the market and AnorMED will only consider the premium bids to maximize shareholder value.
(See Summary Sheet for more information)
May I please give you our toll-free number and email address if you have any questions?
Call 1-866-639-3460 or
Email:contactus@kingsdaleshareholder.com
Facsimile:416-867-2271
Banks and Brokers call Collect:416-867-2272
Thank you for your time.

If you have any questions or require further assistance in withdrawing any AnorMED shares already tendered, we can be reached at 1-866-639-3460. Thank you very much for your time. Have a nice day/night.
JRemember: Speak slowly, especially when providing a phone number.J
Caller – please provide written comments of the following:
1) Tendered, 2) Undecided (provide written comments), 3) Against (provide written comments) or 4) For